November 12, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust – Probabilities Fund

Dear Mr. Grzeskiewicz:

On June 20, 2013, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of the Probabilities Fund (the "Fund"), a new series of the Registrant, filed Post-Effective Amendment No. 499 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust (the “Registration Statement”).  You provided the following comments on August 2, 2013 to the Registration Statement by phone to JoAnn Strasser.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1.

A footnote to the Fee Table refers to a fee waiver and expense reimbursement agreement.  Please confirm that the Fund will include this agreement as an exhibit to the registration statement and disclose that the agreement will remain in effect for at least one year from the effective date of the registration statement.  See Instruction 3(e) to Item 3 of Form N-1A.

Response.  Registrant confirms a copy of the operating expense limitation agreement will be filed, and that it will be in effect for at least one year from the effective date.

Comment 2.

In the first paragraph of the summary titled “Principal Investment Strategies,” clarify that ETFs employ leverage in an effort to deliver “on a daily basis” up to twice the performance of the S&P 500.

Response.  The disclosure has been revised as follows:

The Fund also invests in ETFs that employ leverage in an effort to deliver, on a daily basis, up to twice the performance of the S&P 500 (“Leveraged ETFs”).

Comment 3.

Confirm that the Fund will have no significant involvement in options, futures, short sales, inverse ETFs, or other derivatives in general.

Response.  The Registrant confirms that the Fund will have no significant involvement in options, futures, or short sales, or other derivatives directly.  However, the Fund does invest in ETFs which utilize derivatives and it will invest in inverse ETFs.  The investment strategy and risk factors have been revised to clarify this point.

Comment 4.

Enhance the leverage risk disclosure under the heading “ETFs Risk” by making the last sentence a separate bullet point or a separate paragraph.  In addition, amplify the risk by explaining that ETFs seek to deliver daily performance at twice the rate of the underlying index and if held over long periods of time, particularly in volatile markets, the ETFs may not achieve their objective and may, in fact, perform opposite of what was expected.

Response.  The “ETF Risk” disclosure has been revised as follows:

•

ETFs Risk. ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Fund.  As a result, your cost of investing in the Fund will be higher than the cost of investing directly in the ETFs and may be higher than other mutual funds that invest directly in stocks and bonds.  Each ETF is subject to specific risks, depending on its investments.  The Fund invests in leveraged ETFs that seek to deliver daily performance at twice the rate of the underlying index and if held over long periods of time, particularly in volatile markets, the ETFs may not achieve their objective and may, in fact, perform contrary to expectations.

Leveraged ETFs employ leverage, which magnifies the changes in the value of the Leveraged ETFs, which could result in significant losses to the Fund.

Comment 5.

In the response letter, provide the following information or confirmations:

a.

When and why was the predecessor fund created?

b.

Explain whether the advisor has managed other accounts or funds substantially similar to the predecessor fund.

c.

If the advisor has managed other accounts or funds substantially similar to the predecessor, explain why the predecessor fund was selected for conversion.

d.

Were these other accounts or funds converted to investment companies?

e.

Will the predecessor fund transfer substantially all of its assets to the new fund?

f.

Does the advisor believe the predecessor fund could have complied with Sub-chapter M?

Response.

a.

  The predecessor fund was formed January 1, 2008 in California.

b.

  The advisor managed separate accounts for each of Jefferson National and Security Benefit using a substantially similar strategy.  These accounts were converted to the Probabilities VIT Fund in Northern Lights Variable Trust.

c.

  The predecessor members are family and friends of advisor and Registrant seeks to offer a lower fee to the existing members, along with daily liquidity and pricing and to make the Fund available to other investors.

d.

  Yes, the other accounts were previously converted to a series of the Northern Lights Variable Trust.

e.

  Yes, the predecessor fund will transfer substantially all of the assets to the new Fund.

f.

  The advisor did not manage the predecessor fund in contemplation of compliance with Sub-chapter M.

Comment 6.

The Probabilities Fund is effectively a clone of another fund in a variable insurance trust.  The principal strategy of the variable product indicates that the Fund uses leveraged ETFs in order to achieve up to 100% exposure to the broad based U.S. indexes.  The Probabilities Fund disclosure states that the Fund will use leveraged ETFs in order to achieve up to 200% exposure.  Please explain supplementally to the Staff why the target is higher in the retail prospectus when compared to the variable insurance trust version and is this more “doable” in the retail product.

Response.  The Probabilities VIT Fund contains a typographical error.  Both fund may use leveraged ETFs in order to achieve up to 200% exposure.

Comment 7.

Under the heading “Principal Investment Risks” in the statutory prospectus, amplify the leverage risk disclosure consistent with the previous comment.

Response.  The requested changes have been made.

Comment 8.

With respect to the Statement of Additional Information, if anything in the Statement of Additional Information might affect fund performance, volatility, or level of risk, or influence an investor’s decision to invest, disclose this information in the prospectus.

Response.  Registrant has reviewed the disclosure in the SAI and confirms that there is no disclosure in the SAI which is not included in the prospectus that would materially affect Fund performance or is material to an investor’s investment decision.  Registrant believes the disclosure in the SAI is appropriate.

Comment 9.

Please explain supplementally to the Staff who the minority owners of the advisor are, and confirm that neither the advisor nor Mr. Childrey is affiliated with another advisor, broker, bank or other financial services firm.

Response.  The minority owners of the advisor are Mary Gray (5%), Albert Davis (1%), Allen Shepard (1%) and Reed Foster (1%).  Mr. Childrey is affiliated with and registered as an investment adviser and broker representative for AUSDAL FINANCIAL PARTNERS, INC.  in San Diego California.  Registrant has revised Mr. Childrey’s biographical information in the prospectus and SAI to reflect this information.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Cassandra Borchers at (513) 532-6632.

Very truly yours,

Cassandra W. Borchers

Cassandra Borchers

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone:513.352.6632	742768.1